EX-FILING FEES

Calculation of Filing Fee Tables

Schedule 14A
(Form Type)

QUANEX BUILDING PRODUCTS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$979,933,995.07(1)	0.00014760	$144,638.26(2)
Fees Previously Paid	—		—
Total Transaction Valuation	$979,933,995.07
Total Fees Due for Filing			$144,638.26
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$144,638.26

(1)	The proposed maximum aggregate value of the transaction was calculated as the sum of the value of (i) the 49,271,086 ordinary shares of Tyman plc that may elect for the capped all-share alternative (which is equal to 25% of the outstanding ordinary shares of Tyman plc) and (ii) the remaining 147,813,257 issued and to be issued ordinary shares of Tyman plc that are entitled to receive the main offer (which is comprised of 240 pence and 0.05715 shares of Quanex common stock per ordinary share of Tyman plc). The value of the ordinary shares of Tyman plc that may elect for the capped all-share alternative was calculated as the product of (i) 49,271,086 and (ii) 0.14288 and (iii) $34.43, the average of the high and low prices of Quanex common stock on May 16, 2024. The value of the remaining issued and to be issued ordinary shares was calculated as the sum of the product of (i) 147,813,257 and (ii) $3.02 (the value in USD of the 240 pence cash portion of the offer utilizing an £/US$ exchange rate of 1.2592 at 5:00 p.m. EDT on May 14, 2024), plus the product of (i) 147,813,257 and (ii) 0.05715 and (iii) $34.43, the average of the high and low prices of Quanex common stock on May 16, 2024.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction as calculated in footnote (1) by .00014760.